Sit Investment Associates
Mutual Funds Newsletter

Summer 2017

Understanding the Yield Curve

The yield curve for U.S. Treasuries is a graphical representation showing the yields for each bond's maturity from three-months to 30 years. Plotting these yields on a graph with the y-axis being the yield and the x-axis being the time to maturity and then connecting a specific point produces the "yield curve" for that point in time. The shape of the yield curve changes over time due to market forces and other factors such as monetary and fiscal policy, and many investors monitor the curve to gather information about future economic growth.

There are three general shapes the yield curve depicts: upward sloping, flat, and downward sloping, or "inverted." While various theories exist to explain the shape of the curve from the viewpoint of investor expectations or demand for different maturities, the focus here will be more on the information revealed by each shape of the curve.

In normal economic times, the curve



slopes upward to the right with shorter-term yields being lower than longer-term yields. This makes sense from a risk/reward viewpoint; investors should be compensated more for taking on the additional risk of having money tied up for longer periods of time, which translates into higher yields for longer maturities. Likewise, when the Federal Reserve cuts rates to jump-start a stalled economy, it forces yields on short-term bonds lower relative to longer-maturity bonds. A growing economy may also translate into higher inflation, which is an enemy of long-term bond holders as it can significantly decrease the value of those securities. To entice buyers, yields for long-term bonds would have to increase. In either case, an upward-sloping yield

curve generally means the economy is doing well or expected to do well in the future.

A flat yield curve/line occurs when there is very little difference in short-term yields versus longer-term yields. In this situation, investors receive about the same yield whether they purchase a 2-year bond or a 30-year bond, which does not appear to be logical given the extra risk associated with holding a longer-maturity security. One of the forces that could cause this alteration would be the Federal Reserve increasing short-term rates in an attempt to slow the economy and keep inflation in check. Additionally, if enough investors fear that the economy is going to slow considerably and they flee to the safety and higher yields of longer-term Treasuries, they could add to this "flattening" effect as demand for these longer-term bonds bids prices up and yields down.

While increased uncertainty reflects the times during a flat yield curve, it does not necessarily mean a recession is imminent. The graph at the bottom of the page illustrates one common way to measure the curve, and plots the difference, or "spread," over time between the yields on the 10-year and 2-year Treasury securities (10-yr. minus the 2-yr.). The closer the blue spiked line gets to zero, the smaller the spread is between those two maturities and the yield curve flattens. The shaded columns denote economic recessions and, as shown, the spread can be narrow (flatter curve) for some time without a recession. If short-term rates continue to rise and actually surpass long-term rates, then the curve shifts into the "inverted" shape.

Referring again to the graph at the bottom of the page, the yield curve is considered inverted if the spread drops below zero, meaning the yield on the 2-year Treasury is greater than the yield on the 10-year Treasury. This has happened several times over the past 40 years as noted within the graph. The significance of these inversions is that they have been fairly strong in signaling a recession; each time the curve inverted, the economy dipped into a recession approximately a year later.

The yield curve for U.S. Treasuries is currently upward-sloping (i.e., "normal") as the economic recovery continues, but its shape will change over time. The short end of the curve will rise as the Fed raises rates, but the long end of the curve is more unpredictable as it can be impacted by investors' expectations about economic growth. Currently, there is considerable uncertainty regarding the fate of the administration's pro-growth initiatives, including tax reform and infrastructure spending. Additionally, the overall impact from unprecedented world-wide quantitative easing measures is challenging to discern.

The yield curve may not always portray the economy in familiar patterns, but given its history, investors should continue to monitor interest rates for signs of economic distress or optimism.



Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and Chief Investment Officer*



We forecast U.S. real GDP growth at +2.5% in the second quarter of 2017 – up from +1.4% in the first quarter. Second quarter growth has been driven by a normalization of the seasonal adjustment, better consumer spending, buoyant private fixed investment, and a reduced drag from inventories. Consumer spending continues to be resilient, underpinned by low unemployment, improving real income, and healthy household balance sheets. Contributing to the longevity is a notable absence of excesses that have traditionally led to recession.

With benign inflation in the U.S., we expect the Federal Reserve to remain market sensitive as it seeks to normalize the fed funds rate and its balance sheet. The Fed's latest increase of 25 basis points brought the fed funds rate to the 100 – 125 basis point range; the Fed also outlined a plan that would reduce the size of its $4.5 trillion balance sheet. To mitigate the potential negative impact on the economy and financial markets that would be a consequence of more rapid asset runoff, the Fed will cap it at $10 billion per month for the first three months and slowly ramp to a maximum runoff rate of $50 billion per month thereafter.

While the maturity of the expansion does not necessarily make it more vulnerable to a recessionary shock, the U.S. economy is facing challenges such as shifting demographics, subdued productivity, tighter labor conditions, and high corporate debt.

Historically-high polarization within Congress and perpetual distractions have diminished the soaring investor confidence that followed the 2016 elections. Investors are concerned that many of the Trump administration's pro-growth policies may not be implemented. We continue to believe that the "Trump Trade" has potential and the market has not become overly bearish on the prospects for pro-growth policy shifts. Congress should be able to move on to tax reform and infrastructure spending once final healthcare legislation emerges to reform the Affordable Care Act. With 2018 primary elections already on the horizon, we believe tax reform will remain an utmost priority for Congressional Republicans who will need to deliver on their growth agenda. While the President's target corporate tax rate of 15% is doubtful, Congress will almost certainly deliver a modest tax cut at a minimum. If tax cuts are revenue-neutral or sunset at some point, the stimulative impact of tax reform on the overall economy could be diminished.

In Europe, Brexit-related uncertainty, the Italian general election, and the eventual moderation of accommodative monetary policy remain key issues, but Euro Area economic data has consistently surprised to the upside in 2017. Business activity and consumer confidence measures are near historically high levels, with domestic demand continuing to be the driver of incremental growth. Employment conditions are improving. Yet, economic momentum is starting to show signs of moderation. We forecast that Euro Area real GDP growth in 2017 and 2018 will be relatively flat with the +1.7% year-over-year rate achieved in 2016. The UK economy has also performed much better than many feared following the EU referendum in June 2016, but ongoing Brexit-related uncertainty, diminished confidence, weak capital formation, and slowing household spending will likely cap UK GDP growth at +1.5% in 2017.

Japan remains stuck in an extended period of limited-to-no growth. With inflation well below the targeted +2%, the Bank of Japan has braced for a protracted effort to lift inflation, which we anticipate will sustain accommodative financial conditions and provide a weakening bias to the currency. Weight of structural challenges (i.e., aging population) should more than offset monetary policies and prolong the current low growth environment. We expect GDP growth in Japan to be only +0.5% in 2017 and 2018.

We believe China's real GDP growth rate likely peaked in the first quarter of 2017 and will moderate as the year proceeds. We expect real GDP growth to reach the Chinese government's goal of +6.5% in 2017 and slow to +6.3% in 2018. Fixed investment growth and consumption growth are both expected to slow moderately. Stable household income from a better job market will remain supportive of overall consumption growth, but auto sales will be a drag to growth due to a partial rollback of last year's tax cuts. Net exports will become a positive contributor to GDP growth in 2017 as external demand recovers. China's tightening in regulation (so far within the financial sector) aimed at reducing financial risk has led to some positive developments and is expected to continue beyond 2017. We anticipate that the deleveraging will be orderly and should be positive for the long-term health of China's financial system.

India's growth for fiscal year 2017 was +7.1%, and we expect stronger growth in fiscal year 2018 of +7.4%. The country's economic indicators have begun to improve and will benefit from lower oil prices. May's CPI increased only +2.2% year-over-year, below its +4.0% target.

Fiscal spending is expected to drive the South Korean economy. Newly-elected president, Moon Jae-in, plans to increase fiscal spending to stimulate the economy – setting aside 11 billion won ($9.8 billion/0.7% of GDP) to raise the minimum wage 16% over the next three years and create new jobs. The economy has benefited from strong export growth and inflation remains low. We expect 2017 GDP growth of +2.6%. Key risks to economic growth are the continued missile tests from North Korea and its trade relationship with the United States. The U.S. 2016 trade deficit with South Korea was -$23.2 billion.

The U.S. decision to renegotiate NAFTA continues to loom over the Mexican economy. We forecast GDP growth for Mexico in the low +2.0% range this year, dependent upon NAFTA renegotiations and U.S. economic strength.

Fixed Income
Taxable Bonds: Increases in the target fed funds rate have continued to move short-term yields higher, while the modest reduction of stimulus has partially relieved fears of rising inflation, which resulted in modestly lower longer-term yields. The taxable bond yield curve has flattened from a historically steep position, and we expect it to assume a naturally flatter shape as the Fed continues to normalize monetary policy. We expect the Fed to continue raising the target fed funds rate at a pace of roughly 25 basis points every three months.

As a result of the Fed's implementation of balance sheet reduction, we expect spreads to increase modestly on current coupon mortgages and, coupled with the anticipated rise in interest rates, could lead to meaningful increases in mortgage rates. A slowdown in the mortgage market will reduce prepayment activity which, in turn, limits the amount of run-off the Fed has available to reduce its balance sheet. It could compensate by selling mortgages, fill the void by not reinvesting a portion of the maturing Treasuries (if available), or simply not meet the maximum monthly caps for balance sheet reduction.

We are maintaining our positions in high-coupon, seasoned agency mortgages, as these securities benefit from a slowdown in prepayment activity and exhibit very little interest rate sensitivity. We believe corporate bonds will have strong performance, benefiting from a strengthening economy. Overall, client portfolios are positioned defensively against a rising interest rate environment.

Municipal Bonds: The AAA tax-exempt municipal bond yield curve flattened during the second quarter due primarily to sizeable yield declines across the middle and the long end of the curve. Meanwhile, yields rose slightly on maturities of two years and less. All duration indices posted a second consecutive quarter of positive returns, with longer maturities performing best for the period. All investment-grade municipal bond index returns continue to be positive on the year. Bonds with A and/or BBB ratings have generally outperformed more highly rated bonds. Revenue bonds have outperformed general obligation bonds since March. The best performing sector within Revenue bonds was the hospital sector. Housing, which leads all Revenue sectors year to date, lagged modestly during the quarter.

Issuance in 2017 has increased since April, but still lags the previous two years' totals through June. We expect the 2017 supply to be well off the record pace of 2016, but in line with longer-term averages. Refundings are 40% of all 2017 issuance, compared to 50% of 2016 issuances. As a year-to-date cumulative, $5.3 billion has flowed into municipal funds through June in 2017 – predominantly to long funds.

We believe that some tax reforms will be enacted and will likely impact tax-exempt bond performance in 2017. Illinois' budget crisis is concerning for investors and ratings agencies. Illinois may find its ratings downgraded below investment grade in the third quarter. If this occurs, the disruptions to the municipal markets could be meaningful. Despite the political rancor in Washington DC and the state level issues in Illinois, we continue to have high confidence in the strong fundamental credit quality that most municipal bonds provide. Our tax-exempt investment strategy will continue to emphasize bonds that have premium coupons and provide meaningful current income. We expect to maintain most portfolio durations near their current levels while also continuing to focus on investing in bonds with higher credit quality ratings and short call features with limited extension risk.

Global Equities

Synchronized global growth, improving corporate earnings, benign inflation, and positive economic surprises have contributed to the solid performance of U.S. equities this year, with the S&P 500® Index generating a total return of +3.1% in the second calendar quarter and +9.3% year to date. Earnings growth has been the driver of stock appreciation in 2017. The earnings yield of the S&P 500 Index of 5.3% compares very favorably to the 10-year Treasury yield of +2.3%.

Potential economic outcomes from the Trump administration's policies, if effectively implemented, could boost U.S. economic growth, but the impact of Washington's partisan conflicts and the Federal Reserve's unwinding of its bloated balance sheet are unknown. As a result, we believe a diversified, barbell strategy provides the most favorable risk/reward profile for client portfolios at this stage. We are overweight a mix of holdings that are pro-cyclical, policy beneficiaries that include banks, select technology industries, and transports as well as holdings that are noncyclical/defensive such as select healthcare, telecom, and P&C insurance. We prefer technology companies favorably exposed to secular change or significant product cycles that will continue to outgrow the economy. We also believe that bank stocks will outperform going forward based on rising rates, better growth, regulator relief, tax relief, and an M&A cycle.

We generally remain constructive on European equities heading into the second half of 2017, as a less-impactful political calendar should set the stage for improved political visibility and growth. However, ongoing global growth concerns, elevated equity market valuation, and central bank policy shifts will likely cause some volatility. We emphasize companies that will benefit from a weak euro/pound, Trump policy beneficiaries, and companies with exposure to the U.S. market. Our barbell strategy focuses on a combination of cyclical companies that could benefit from pro-growth U.S. policies and less cyclical companies in telecom, defense, technology, consumer non-durables, and healthcare. We are also limiting exposure to certain emerging markets given the potential negative impact of a stronger U.S. dollar and tighter Chinese policy.

We continue to meaningfully underweight Japanese equities across our global strategies based on concerns about the country's subdued economic outlook and, by extension, the limited potential for earnings growth and equity price appreciation. We maintain a mix of defensive consumption-focused holdings that should perform well in a weak demand environment and names with exposure to select faster-growing overseas markets that may also benefit from a cost advantage due to the weak yen. Across all holdings, we continue to emphasize quality names with strong positioning in their respective markets and solid balance sheets.

The MSCI China Index is up +25.0% in U.S. dollar terms year to date, with better than expected macro data, easing capital outflow concerns, improving earnings, and positive fund flows driving the strong performance. The MSCI China Index is trading at roughly 13 times forward price-to-earnings – inexpensive in our view. We remain selective in our China exposure and positive on the Internet sector. While we could see short-term trading uncertainty after strong performance year to date, we believe the outlook remains solid.

We are positive on the India and South Korean markets. We continue to underweight Latin American markets given economic uncertainty related to the NAFTA negotiation impact on Mexico and political paralysis in Brazil.

Avoiding Investment Biases by Steve Benjamin, CEBS, CRPC

"The investor's chief problem – and even his worst enemy – is likely to be himself."
– Benjamin Graham

Being a successful investor can be challenging because of personal biases. They can affect investment decisions and dramatically impact results, often in a negative way. Can you spot your own behavior in relation to any of these biases?

Anchoring is when an individual focuses on a single piece of information, such as the initial price paid for an investment. The original price remains fixed in the investor's mind for all future comparisons. Then, perhaps after very negative information is revealed about the company and its stock price falls dramatically, the investor may be slow or even refuse to sell their stock. They want to wait until the price climbs back to the original purchase price before selling so they don't "lose anything." By remaining fixated on the initial price paid for the investment, they may miss out on more productive alternative opportunities.

Recency bias is when an individual believes that because an investment has performed well (or poorly) recently, it will continue to do so in the future. For example, during the stock market run-up in the late 1990s, many individuals expected future returns of their stock fund investments to be 20% to 30% each year. Because they had earned high returns, they expected future returns to be in the same range. After the tech bubble burst and markets tumbled, their expectations changed dramatically. If you find yourself asking, "What fund has been doing best so far this year?" to help you decide where to invest your money, be aware that you may be succumbing to recency bias.

Confirmation bias is when an individual seeks out and remembers only information that supports their preconceptions or opinions. (You may have noticed that in today's world, confirmation bias doesn't apply only to investments!) For example, an individual may believe that gold is a good investment because someday our large national debt will make all of our paper money worthless. Consequently, the investor will read and remember news about how the price of gold climbed as America's deficit increased, but fail to recall when the price fell over the same time period, too.

Availability bias is when an individual uses information that is easily and readily available to predict how an investment will perform in the future. For this person, it is much easier to make a quick decision after reading a newspaper article about an industry or company than it is to devote time reading through the company's annual report, reviewing the strength of its balance sheet, and so forth. For example, after it is widely publicized that a well-known company has been hacked, the investor may buy cybersecurity stocks. They may think that other businesses will, of course, immediately run out to buy products from cybersecurity companies which will result in their stock prices rising.

Herd Mentality is when an individual mimics the actions of a group, joining a market stampede, either buying or selling. They may rationalize that because others must know what they're doing, it is in their best interest to do the same thing. For example, when the markets climb dramatically, more people may come off the sidelines and start investing, worried that they are missing out.

Affinity bias is when an individual takes someone's investment advice because they are part of the same social group or share similar values, regardless of whether that person is knowledgeable or qualified to provide investment advice. For example, an investor might not make a decision on how to invest their money until after they talk with a good friend who is a member of their tennis club.

To help counteract these and other biases, consider writing down how you want your money to be invested. By acting proactively, determining how your assets are to be diversified and establishing the criteria to use before making changes in your portfolio, you will increase your chances for success. If you would like some guidance on how to construct a balanced investment portfolio using the Sit Mutual Funds, you can review the sample portfolios on our website at www.sitfunds.com or contact an investor services representative at 800-332-5580.

Sit Mutual Funds 2017 Annual Shareholder Luncheon

Mark your calendars for the 2017 Sit Mutual Funds annual shareholder luncheon. This year's meeting will be held at the Edina Country Club in Edina, Minnesota on Monday, October 23rd at 11:30 AM.

Invitations to this year's luncheon will be mailed in late September to shareholders residing in Minnesota, Wisconsin, North Dakota, South Dakota and Iowa. All Sit Mutual Funds direct shareholders (shareholders whose accounts are maintained directly through Sit Mutual Funds) are welcome and encouraged to attend. Reservations will be accepted after September 30, 2017.

Sit Dividend Growth Fund

As of June 30, 2017

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**3.05**	**15.41**	**8.47**	**12.95**	**8.04**	**9.48**	**1.45**
S&P 500® Index	3.09	17.89	9.61	14.63	7.18	8.15	
Class S Shares	**3.00**	**15.11**	**8.20**	**12.66**	**7.77**	**8.72**	**1.20**
S&P 500 Index	3.09	17.89	9.61	14.63	7.18	8.00	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.3
Johnson & Johnson	3.0
JPMorgan Chase & Co.	2.7
Verizon Communications, Inc.	2.5
Apple, Inc.	2.5

Company Name	% of Net Assets
Dow Chemical Co.	2.4
Home Depot, Inc.	2.2
Broadcom, Ltd.	2.0
PepsiCo, Inc.	1.9
Becton Dickinson and Co.	1.8
Total	24.4

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.5
Health Technology	13.6
Producer Manufacturing	9.3
Electronic Technology	8.8
Technology Services	6.9
Consumer Non-Durables	6.5
Process Industries	5.2
Consumer Services	4.9
Sectors Less Than 4.7%	27.7
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$1,015.9
S Share Assets (Millions):	$65.3
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$127.1
Median Market Cap (Billions):	$48.7
Turnover Rate:	61.3 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of June 30, 2017

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 25 years
Michael T. Manns, 30 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

		Annualized Returns		
	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**0.98**	**15.84**	**17.35**	**0.82**
Class S Shares	**0.92**	**15.46**	**16.68**	**0.58**
Russell 2000® Index	2.46	24.60	16.70	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
East West Bancorp, Inc.	2.5	Dunkin' Brands Group, Inc.	1.6
MKS Instruments, Inc.	1.8	Physicians Realty Trust	1.6
Provident Financial Services, Inc.	1.8	Legg Mason, Inc.	1.5
Scotts Miracle-Gro Co.	1.7	Power Integrations, Inc.	1.5
Wintrust Financial Corp.	1.7	DST Systems, Inc.	1.5
		Total	17.2

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.4
Producer Manufacturing	9.1
Consumer Services	8.9
Process Industries	8.7
Consumer Durables	5.2
Electronic Technology	4.8
Consumer Non-Durables	4.7
Health Technology	4.3
Sectors Less Than 4.0%	25.5
Cash and Other Net Assets	5.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.7
S Share Assets (Millions):	$3.5
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$4.3
Median Market Cap (Billions):	$3.6
Turnover Rate:	19.6 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of June 30, 2017

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	Since Inception	
Class I Shares	**3.71**	**11.94**	**4.02**	**8.87**	**8.70**	**1.69**
Class S Shares	**3.71**	**11.67**	**3.77**	**8.59**	**8.43**	**1.44**
MSCI World Index	4.03	18.20	5.24	11.38	7.92	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.8
Producer Manufacturing	9.6
Health Technology	9.2
Consumer Non-Durables	8.2
Process Industries	8.2
Technology Services	6.1
Electronic Technology	6.0
Communications	5.2
Sectors Less Than 5.0%	20.7
Cash and Other Net Assets	2.0

PORTFOLIO COUNTRY ALLOCATION (%)

United States	61.6
Switzerland	6.2
Netherlands	5.2
United Kingdom	4.6
Germany	3.9
Canada	3.5
Spain	2.3
Ireland	2.0
7 Countries Less Than 2.0%	8.7
Cash and Other Assets	2.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.4
JPMorgan Chase & Co.	2.9
Verizon Communications, Inc.	2.4
Iberdrola SA	2.3
Pfizer, Inc.	2.1
Nestle SA	2.1
ING Groep NV, ADR	2.1
Apple, Inc.	2.0
Roche Holding AG	2.0
Diageo, PLC, ADR	1.9
Total	13.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$25.6
S Share Assets (Millions):	$3.3
Number of Holdings:	69
Wtd. Avg. Market Cap (Billions):	$122.9
Median Market Cap (Billions):	$49.4
Turnover Rate:	32.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Raymond E. Sit, 24 years
Michael J. Stellmacher, CFA, 26 years
Tasha M. Murdoff, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of June 30, 2017

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Bryce A. Doty, CFA, 27 years
Ronald D. Sit, CFA, 33 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**3.45**	**12.56**	**6.87**	**9.24**	**5.75**	**6.95**
S&P 500® Index	3.09	17.89	9.61	14.63	7.18	9.38
Bloomberg Barclays Aggregate Bond Index	1.45	-0.31	2.48	2.21	4.48	5.36

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.5
Alphabet, Inc.	2.4
Visa, Inc.	2.1
Microsoft Corp.	2.1
Broadcom, Ltd.	1.7

Bonds

Company Name	% of Net Assets
BlackRock Income Trust	0.7
MFS Intermediate Income Trust	0.7
FHLMC, 5.00%, 10/1/43	0.6
BlackRock Enhanced Government Fund	0.5
FNMA, 5.50%, 10/1/33	0.5

PORTFOLIO ALLOCATION (%)

Stocks	62.4
Bonds	35.5
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$25.2
Number of Holdings:	263

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of June 30, 2017

FUND PERFORMANCE (%)

	3 Month	6 Month	Since Inception
Class I Shares	**5.22**	**10.90**	**13.13**
Class S Shares	**5.13**	**10.71**	**12.79**
MSCI World Index	4.03	10.66	18.20

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Johnson & Johnson	2.8	Microsoft Corp.	2.4
3M Co.	2.7	Pfizer, Inc.	2.4
Iberdrola SA, ADR	2.6	Marriott International, Inc.	2.4
ING Groep NV, ADR	2.4	Starbucks Corp.	2.2
Ingersoll-Rand, PLC	2.4	Intel Corp.	2.2
		Total	24.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.8
Consumer Non-Durables	11.0
Health Technology	9.6
Technology Services	9.4
Consumer Services	8.4
Producer Manufacturing	8.3
Electronic Technology	4.5
Energy Minerals	3.8
Sectors Less Than 3.8%	20.7
Cash and Other Net Assets	3.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$2.3
Number of Holdings:	57
Wtd. Avg. Market Cap (Billions):	$124.3
Median Market Cap (Billions):	$76.4
Turnover Rate:	27.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 27 years
- David A. Brown, 22 years
- Kent L. Johnson, CFA, 28 years
- Michael T. Manns, 30 years
- Tasha M. Murdoff, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of June 30, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 27 years
  Ronald D. Sit, CFA, 33 years
  Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**5.30**	**21.18**	**9.93**	**13.27**	**7.11**	**10.01**
Russell 1000® Growth Index	4.67	20.42	11.11	15.30	8.91	11.13

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.3	Adobe Systems, Inc.	3.0
Apple, Inc.	5.9	Broadcom, Ltd.	2.7
Microsoft Corp.	4.3	PepsiCo, Inc.	2.4
Facebook, Inc.	3.7	Applied Materials, Inc.	2.1
Visa, Inc.	3.2	priceline.com, Inc.	2.1
		Total	35.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	25.0
Electronic Technology	13.6
Health Technology	11.0
Consumer Services	8.8
Producer Manufacturing	7.5
Consumer Non-Durables	5.6
Retail Trade	5.5
Transportation	4.8
Sectors Less Than 4.8%	17.4
Cash and Other Net Assets	0.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$113.6
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	179.6
Median Market Cap (Billions):	69.8
Turnover Rate:	17.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of June 30, 2017

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**2.79**	**18.74**	**5.40**	**11.02**	**5.85**	**11.52**
Russell Midcap® Growth Index	4.22	17.05	7.83	14.19	7.87	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Broadcom, Ltd.	3.1	priceline.com, Inc.	2.6
Ulta Beauty, Inc.	2.9	TJX Cos., Inc.	2.6
Waste Connections, Inc.	2.8	Skyworks Solutions, Inc.	2.4
Ecolab, Inc.	2.6	Alaska Air Group, Inc.	2.3
Applied Materials, Inc.	2.6	Arista Networks, Inc.	2.2
		Total	26.0

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	14.7
Electronic Technology	13.3
Health Technology	9.7
Producer Manufacturing	9.7
Finance	9.3
Consumer Services	7.0
Retail Trade	6.1
Process Industries	5.1
Sectors Less Than 5.0%	20.9
Cash and Other Net Assets	4.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$156.3
Number of Holdings:	77
Wtd. Avg. Market Cap (Billions):	$25.1
Median Market Cap (Billions):	$11.9
Turnover Rate:	26.8 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 25 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of June 30, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 27 years
  Kent L. Johnson, CFA, 28 years
  Robert W. Sit, CFA, 25 years
  Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**3.00**	**19.06**	**3.35**	**9.07**	**5.37**	**10.10**
Russell 2000® Growth Index	4.39	24.40	7.64	13.98	7.82	8.03

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Waste Connections, Inc.	2.7	Dunkin' Brands Group, Inc.	1.9
Skyworks Solutions, Inc.	2.3	Arista Networks, Inc.	1.8
First Republic Bank/CA	2.1	K2M Group Holdings, Inc.	1.8
Ultimate Software Group, Inc.	2.0	Euronet Worldwide, Inc.	1.8
Ulta Beauty, Inc.	1.9	On Assignment, Inc.	1.8
		Total	20.0

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.3
Technology Services	11.6
Electronic Technology	9.8
Finance	9.5
Producer Manufacturing	9.3
Consumer Durables	7.2
Consumer Services	7.1
Commercial Services	4.3
Sectors Less Than 4.3%	22.6
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$90.8
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$7.4
Median Market Cap (Billions):	$4.1
Turnover Rate:	37.9 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000**® **Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of June 30, 2017

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**6.50**	**12.64**	**0.67**	**6.56**	**0.41**	**3.98**
MSCI EAFE Index	6.12	20.27	1.15	8.69	1.03	5.36

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.4
Consumer Non-Durables	13.5
Producer Manufacturing	11.9
Health Technology	7.6
Technology Services	6.4
Electronic Technology	5.8
Process Industries	5.7
Consumer Services	4.1
Sectors Less Than 4.0%	21.2
Cash and Other Net Assets	3.4

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	23.3
Netherlands	11.2
France	10.4
Switzerland	8.3
Japan	8.0
China/Hong Kong	5.7
Germany	5.1
Spain	4.1
10 Countries Less Than 4.1%	20.5
Cash and Other Assets	3.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	2.9
ING Groep NV	2.7
Iberdrola SA	2.5
Reckitt Benckiser Group, PLC	2.4
Siemens AG	2.4
DS Smith, PLC	2.1
RELX NV	2.1
Royal Dutch Shell, PLC, ADR	1.9
British American Tobacco, PLC	1.9
Diageo, PLC, ADR	1.8
Total	22.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$22.6
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$74.6
Median Market Cap (Billions):	$37.7
Turnover Rate:	39.9 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Tasha M. Murdoff, 21 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of June 30, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 27 years
  Raymond E. Sit, 24 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**8.24**	**24.56**	**-0.52**	**2.19**	**-0.33**	**3.99**
MSCI Emerging Markets Index	5.47	21.18	-1.28	1.52	-0.47	3.30

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.9
Electronic Technology	15.3
Retail Trade	12.2
Consumer Services	10.2
Energy Minerals	4.7
Consumer Non-Durables	4.6
Technology Services	4.5
Consumer Durables	4.3
Sectors Less Than 4.9%	21.6
Cash and Other Net Assets	4.7

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	31.5
South Korea	11.1
Taiwan	8.8
South Africa	8.5
India	6.3
Brazil	5.2
Singapore	3.6
Chile	2.6
10 Countries Less Than 2.6%	17.7
Cash and Other Assets	4.7

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	4.5
Samsung Electronics Co., Ltd.	4.4
TAL Education Group, ADR	4.3
Naspers, Ltd.	4.0
Alibaba Group Holding, Ltd., ADR	3.5
Shinhan Financial Group Co., Ltd.	3.0
iShares MSCI India ETF	3.0
Taiwan Semiconductor Co.	2.7
China Construction Bank Corp.	2.6
JD.com, Inc., ADR	2.5
Total	34.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$9.6
Number of Holdings:	50
Wtd. Avg. Market Cap (Billions):	$84.3
Median Market Cap (Billions):	$20.2
Turnover Rate:	19.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of June 30, 2017

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
U.S. Government Securities	**0.45**	**-0.25**	**1.37**	**0.78**	**3.10**	**5.38**	**2.23**
Bloomberg Barclays Intermediate Government Index	0.66	-1.25	1.47	1.07	3.39	5.57	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	52.2
FNMA Pass-Through	20.0
GNMA Pass-Through	11.5
FHLMC Pass-Through	8.9
U.S. Treasury/Federal Agy.	2.7
Asset-Backed	1.7
Cash & Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$628.9
Average Maturity:	19.2 Years
Effective Duration:	0.2 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 49 years
Bryce A. Doty, CFA, 27 years
Mark H. Book, CFA, 30 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of June 30, 2017

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 49 years
Bryce A. Doty, CFA, 27 years
Mark H. Book, CFA, 30 years
Christopher M. Rasmussen, CFA, 17 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**0.50**	**1.06**	**0.46**	**0.56**	**1.54**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.31	0.35	0.95	0.90	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	36.6
Asset-Backed (non-agency)	14.4
Corporate Bonds	13.6
Mortgage Pass-Through (Agy.)	11.2
Taxable Municipal	9.5
CMO (non-agency)	8.3
Taxable Municipal (Agy-Backed)	3.0
Cash & Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$76.8
Average Maturity:	7.1 Years
Effective Duration:	0.5 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of June 30, 2017

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**2.45**	**-0.38**	**4.42**	**4.35**	**4.29**	**5.26**
Bloomberg Barclays 5-Year Muni Index	1.25	0.44	2.02	2.06	4.00	5.09

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	2.70

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	3.75
36.8% Tax Rate	4.27
38.8% Tax Rate	4.41
43.4% Tax Rate	4.77

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.7
Multi Family Mortgage	21.7
Other Revenue	10.3
Insured	6.8
Education/Student Loan	6.2
General Obligation	5.9
Hospital / Health Care	5.2
Investment Companies	4.6
Sectors Less Than 3.0%	8.4
Cash and Other Net Assets	8.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$165.1
Average Maturity:	16.5 Years
Duration to Estimated Avg. Life:	2.5 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Michael C. Brilley, 49 years
 Paul J. Jungquist, CFA, 23 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2017

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 49 years
  Paul J. Jungquist, CFA, 23 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**2.06**	**-0.85**	**3.30**	**3.21**	**4.32**	**4.75**
Bloomberg Barclays 5-Year Muni Bond Index	1.25	0.44	2.02	2.06	4.00	4.37

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.65	33.65% Tax Rate	3.99
		43.03% Tax Rate	4.65
		44.83% Tax Rate	4.80
		48.98% Tax Rate	5.19

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.4
Hospital / Health Care	16.5
Single Family Mortgage	15.3
Education/Student Loan	14.0
Municipal Lease	6.5
Other Revenue	5.5
Utility	4.5
General Obligation	4.1
Sectors Less Than 3.0%	8.4
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$532.7
Average Maturity:	16.1 Years
Duration to Estimated Avg. Life:	3.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Understanding the Yield Curve • Investment Outlook and Strategy Summary • Avoiding Investment Biases • Annual Shareholder Luncheon • Sit Mutual Funds Second Quarter 2017 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211.